Exhibit 99.1

WIND TELECOMUNICAZIONI AND WIND ACQUISITION FINANCE

ANNOUNCE REFINANCING TO IMPROVE CAPITAL STRUCTURE

Rome, Luxembourg – March 6, 2015

WIND Telecomunicazioni S.p.A (“WIND” or the “Company”) announces that it plans to use the proceeds from the recently announced sale of a 90% stake in its tower subsidiary “Galata” to Abertis Telecom Terrestre SAU, to reduce its debt, by partially prepaying the existing Senior Facilities Agreement (“SFA”).

At the same time WIND plans to refinance the remaining portion of the SFA with borrowings from (1) a new amended and restated Senior Facilities Agreement and (2) an intercompany loan from its subsidiary Wind Acquisition Finance S.A. (“WAF”). WAF is considering financing options to fund the intercompany loan to WIND, by, among other potential sources, accessing international capital markets, including through the issuance of further senior secured notes. As part of the overall refinancing transaction WIND has also secured a Revolving Credit Facility for €400 million.

The transaction will benefit WIND in terms of further reduction of interest costs, deleveraging through the application of the towers sale proceeds, all resulting in improved financial cash flows and maturity extension.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any state or jurisdiction. Securities may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended (the “Securities Act”) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release may include projections and other “forward-looking” statements within the meaning of applicable securities laws. Any such projections or statements reflect the current views of WAF and WIND about further events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections, including the closing of the sale of the majority stake in “Galata” on the currently expected terms.